FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc - non-beneficial interest, except those holdings indicated*

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors Ltd	44,620,840
Barclays Global Investors Japan Trust &	2,800,872
Barclays Life Assurance Co Ltd	5,124,064
Barclays Global Fund Advisors	810,937
Barclays Capital Securities Ltd *	616,861
Barclays Nikko Global Investors Ltd	1,009,849
Barclays Private Bank and Trust Ltd	48,054
Barclays Global Investors Australia Ltd	880,642
Woolwich Pension Fund Trust Co Ltd *	91,079
Barclays Bank Trust Company Ltd	410,376
Barclays Global Investor, N.A.	29,178,823
Barclays Private Bank and Trust Ltd	5,321
Barclays Private Bank and Trust Ltd	223,333
Barclays Private Bank Ltd	1,302,626
Woolwich Life Ltd *	400,000
Barclays Global Investors Japan	68,367

Total	87,592,044

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 25p

10. Date of transaction

n/a

11. Date company informed

17 February 2003

12. Total holding following this notification

87,592,044

13. Total percentage holding of issued class following this notification

3.019%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of notification

18 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

NATIONAL WESTMINSTER BANK Plc

Results for the Year Ended 31 December 2002

National Westminster Bank Plc ("NatWest") was acquired by The Royal Bank of Scotland Group plc ("RBS") on 6 March 2000. From that date, the main businesses of NatWest have been run as components of RBS’s business divisions. In addition, a number of NatWest businesses have been transferred to other RBS group companies. As a consequence of this reorganisation and disposals, the figures for the prior year are not directly comparable.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest’s preference shares, which continue to be listed on the London Stock Exchange.

NATIONAL WESTMINSTER BANK Plc

Overview of results

Comparisons with the prior year are affected by business reorganisations. During the year ended 31 December 2001, Financial Markets migrated substantial parts of its business to The Royal Bank of Scotland plc. In addition, NatWest Offshore Limited and the overseas Private Banking operations of Wealth Management were transferred to The Royal Bank of Scotland International (Holdings) Limited on 1 November 2001.

Profit before tax at £2,584 million was similar to the prior year notwithstanding the disposal of businesses during 2001.

Total income was 1%, £70 million, higher at £7,694 million.

Operating expenses at £4,594 million were up 2%, £69 million.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £516 million were the same as the prior year.

Total assets at £172 billion were down 1%, £1 billion. Loans and advances to customers were up 11%, £11 billion at £112 billion. Loans and advances to banks decreased by £8 billion to £24 billion.

Restatement

NatWest has implemented Financial Reporting Standard 19 ‘Deferred Tax’, which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. Prior periods have been restated.

Recent Developments

On 31 January 2003, ownership of the entire ordinary share capital of NatWest was transferred from The Royal Bank of Scotland Group plc to The Royal Bank of Scotland plc. As a result, NatWest is now a wholly-owned subsidiary of The Royal Bank of Scotland plc.

NATIONAL WESTMINSTER BANK Plc

Summary consolidated profit and loss account
	Year ended
	31 December 2002 £m	31 December 2001 (restated) £m

Total income	7,694	7,624
Operating expenses	(4,594)	(4,525)

Profit before provisions for bad and doubtful debts	3,100	3,099
Provisions for bad and doubtful debts and amounts written off fixed asset investments	(516)	(516)

Profit on ordinary activities before tax	2,584	2,583
Tax on profit on ordinary activities	(713)	(733)

Profit on ordinary activities after tax	1,871	1,850
Minority interests – equity	(5)	(5)
Preference dividends – non-equity	(41)	(43)

Profit attributable to ordinary shareholders	1,825	1,802

Summary consolidated balance sheet
	31 December 2002 £m	31 December 2001 (restated) £m
Assets
Cash and balances at central banks and items in the course of collection from other banks	3,336	3,572
Treasury bills and other eligible bills	1,724	1,475
Loans and advances to banks	23,664	31,269
Loans and advances to customers	112,122	100,618
Debt securities and equity shares	17,913	21,208
Other assets	13,128	14,585

Total assets	171,887	172,727

Liabilities
Deposits by banks and items in the course of transmission to other banks	18,932	26,654
Customer accounts	111,477	99,951
Debt securities in issue	208	5,222
Other liabilities	26,087	26,288
Subordinated liabilities	5,933	6,396
Minority interests, including non-equity interests	47	110
Shareholders’ funds, including non-equity interests	9,203	8,106

Total liabilities	171,887	172,727

NATIONAL WESTMINSTER BANK Plc

 Summary cash flow statement
	Year ended
	31 December 2002 £m	31 December 2001 £m

Net cash outflow from operating activities	(3,506)	(2,534)
Dividends received from associated undertakings	1	1
Net cash outflow from returns on investments and servicing of finance	(378)	(466)
Net cash outflow from taxation	(332)	(739)
Net cash inflow from capital expenditure and financial investment	780	7,265
Net cash outflow from acquisitions and disposals	(80)	(245)
Ordinary equity dividends paid	(1,095)	(999)

Net cash (outflow)/inflow before financing	(4,610)	2,283
Net cash outflow from financing	(162)	(617)

(Decrease)/increase in cash	(4,772)	1,666

Notes

1.	Accounting policies There have been no changes to the principal accounting policies as set out on pages 7 and 8 of NatWest’s 2001 Report and Accounts, except as discussed below.

NatWest has implemented Financial Reporting Standard 19 ‘Deferred Tax’ which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future.

The prior period data have been restated resulting in an increase in intangible fixed assets of £116 million, increase in profit and loss reserves of £30 million, an increase in the deferred tax liability of £119 million and an increase in the deferred tax asset of £33 million. The tax charge for 2001 decreased by £20 million.

2.	Ordinary dividends
		Year ended
		31 December 2002 £m	31 December 2001 £m

	Paid	695	399
	Proposed	-	400

		695	799

3.	Date of approval The results for the year ended 31 December 2002 were approved by the Board of Directors on 26 February 2003.

Notes (continued)
4.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2002 will be filed with the Registrar of Companies following the company’s annual general meeting. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Sections 237(2) or (3) of the Act.

Contacts

Fred Watt	Group Finance Director	020 7427 9760 0131 523 2028

27 February 2003

The Royal Bank of Scotland Group plc is pleased to attach a copy of the results of Citizens Financial Group, Inc., its U.S. banking subsidiary.

The financial information contained in the attached release has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Citizens' operating earnings before taxation, amortization of goodwill and core deposit intangible and their one-time costs of their acquisitions and other one time costs for the years ended December 31, 2002 and December 31, 2001 based on U.K. GAAP and U.S. GAAP were as follows:
$ In Millions	Year Ended December 31
	2002	2001
U.K. GAAP	$1,151	$720
U.S. GAAP	$1,092	$703

Citizens Reports 10th Consecutive Year of Record Growth and Earnings

Double-digit organic growth; cash operating earnings increase 52%

FOR IMMEDIATE RELEASE

27 February 2003

PROVIDENCE, RI – Citizens Financial Group, Inc. (“Citizens”) today reported record cash operating earnings of $724 million for the year 2002, up 52% from $475 million for 2001. This was the company's tenth consecutive year of record cash operating earnings. The earnings for 2002 include the full year impact of the purchase of the retail, small business and certain middle market commercial banking businesses of Mellon Financial Corporation on December 1, 2001.

At December 31, 2002, Citizens’ total assets were $62.3 billion compared with $53.1 billion at December 31, 2001, growth of 17%. Approximately 85% of this asset growth was organic; the Medford acquisition accounted for the remainder.

Citizens had strong year over year organic loan and deposit growth. Deposits increased 15%, or $5.9 billion; loans and leases, excluding consumer mortgages, increased 20%, or $4.9 billion, both excluding the impact of Medford.

"Given the current economic environment, Citizens is particularly proud of our strong performance in 2002," said Lawrence K. Fish, Chairman, President and CEO of Citizens Financial Group, Inc. "Our team produced outstanding organic growth in deposits and loans."

"In the Mid-Atlantic region, the integration of our Mellon Bank acquisition is complete, we are delivering the financial performance predicted and have grown our customer base by approximately 16%," said Fish. "In New England, we increased our number of customers in 2002 by roughly 11%. Organic growth, the acquisition of Medford Savings Bank and the addition of more than 100 convenient, full service branches in Stop & Shop supermarkets over the past two years have fueled this success."

For the year, net interest income increased $678 million, or 58%, primarily due to the impact of the Mellon transaction and strong organic loan and deposit growth.

Noninterest income increased $245 million, or 55%, for 2002. In addition to the aforementioned impact of the Mellon transaction, the growth in noninterest income was driven by strong performance in Citizens' major business lines.

Noninterest operating expense was $1.3 billion for 2002, a $519 million increase over 2001 primarily due to the Mellon transaction. This excludes the impact of one-time merger and other costs and the amortization of goodwill and core deposit intangible.

Citizens recorded pre-tax costs for amortization of goodwill and core deposit intangible of $81 million for 2002 compared with $123 million for 2001. Citizens recorded one-time merger and other costs of $186 million, $121 million after tax, during 2002 connected with the Mellon and Medford transactions. Including the impact of the one-time costs, one-time gains, amortization and cumulative effect of accounting changes, net income was $545 million for 2002 and $319 million for 2001.

Cash operating earnings exclude the amortization of intangible assets related to various acquisitions, principally goodwill and core deposit intangible, one-time merger and other costs, gains from the sale of business lines and the cumulative effect of accounting changes. This reporting is consistent with Citizens' parent, The Royal Bank of Scotland Group plc.

On October 15, 2002, Citizens completed the purchase of Medford Bancorp, Inc., the parent company of Medford Savings Bank. This transaction included $1.2 billion in deposits, 19 branches and 24 ATMs in eastern Massachusetts. The Medford transaction had minimal impact on 2002 earnings.

On January 17, 2003, Citizens completed the purchase of Commonwealth Bancorp, Inc., a $1.8 billion banking company headquartered in Norristown, Pennsylvania. This transaction included 60 branches and 61 ATMs and is Citizens' first introduction into the Reading, Pennsylvania market.

Following the January 2003 acquisition of Commonwealth, Citizens Financial Group, Inc. is a $64 billion commercial bank holding company. It is headquartered in Providence, RI, and now has more than 850 offices, approximately 1,700 ATMs and more than 15,000 employees in seven states. It operates as Citizens Bank in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, Pennsylvania, and Rhode Island. Citizens is one of the 20 largest commercial banks in the United States. Citizens is owned by The Royal Bank of Scotland Group plc. Our website is citizensbank.com.

CONSOLIDATED BALANCE SHEETS
(unaudited)
	DECEMBER 31
(In Millions)	2002	2001

Assets

Cash and due from banks	$1,692	$1,126
Short-term investments	132	371
Securities	22,930	19,256

Loans and leases	30,852	26,008
Less: Allowance for possible credit losses	428	425

Net loans and leases	30,424	25,583

Goodwill and core deposit intangible	4,361	4,205
Other assets	2,771	2,571

Total assets	$62,310	$53,112

Liabilities and Stockholder's Equity

Deposits	$46,852	$39,865
Borrowed funds	7,948	6,909
Other liabilities	966	608

Total liabilities	55,766	47,382

Stockholder's equity	6,544	5,730

Total liabilities and stockholder’s equity	$62,310	$53,112

CONSOLIDATED STATEMENT OF INCOME
(unaudited)

	YEAR ENDED DECEMBER 31
(In Millions)	2002	2001

Net interest income	$1,849	$1,171

Provision for credit losses	111	96

Net interest income after provision for credit losses	1,738	1,075

Noninterest income	692	447

Noninterest expense
Operating	1,338	819
Amortization of goodwill and core deposit intangible	81	123
Total noninterest expense	1,419	942

Earnings before income taxes	1,011	580

Income taxes	345	215

Net income-operating	666	365

Cumulative effect of accounting change, net of tax	-	1
One-time gain from the sale of business line, net of tax	-	6
One-time merger and other costs, net of tax	121	53

Net Income	545	319

Cash basis and one-time adjustment, net of tax	179	156

Cash basis-operating earnings	$ 724	$ 475

27 February 2003

Annual Results 2002

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	2002 £m	2001 (restated) £m	Increase

Total income	16,815	14,558	16%

Operating expenses	7,669	6,841	12%

Operating profit before provisions	7,796	6,769	15%

Profit before tax, goodwill amortisation and integration costs	6,451	5,778	12%

Profit before tax	4,763	4,252	12%

Cost:income ratio	45.6%	47.0%	-

Adjusted earnings per ordinary share	144.1p	127.9p	13%

Dividends per ordinary share	43.7p	38.0p	15%

Sir George Mathewson, Chairman of The Royal Bank of Scotland Group plc, said:-

“In 2002 the Group continued to make good progress. The undoubted highlight was the completion of the NatWest IT integration on to the Royal Bank platform. This project — one of the largest integration projects ever undertaken worldwide — was completed ahead of schedule, with benefits well in excess of those promised to shareholders during the bid for NatWest.

“On a range of key measures of success including income, profitability, customer numbers, credit quality and return on capital the Group continues to perform well. This is particularly pleasing given that 2002 was by any standard a challenging year.

“We remain focussed on building strategic options for the Group and growing income in ways which will provide value for our shareholders, customers and staff. I am confident that the strength, diversity and flexibility of the Group provides us with an excellent platform from which to build value in the future."

THE ROYAL BANK OF SCOTLAND GROUP plc

2002 HIGHLIGHTS

•	Profit* up 12% to £6,451 million.

•	Income up 16% to £16,815 million.

•	Expenses up 12% to £7,669 million.

•	Excluding acquisitions, income up 12%, expenses up 7%.

•	Customer growth in all divisions.

•	Net interest margin stable at 3.1%.

•	Further efficiency gains - cost:income ratio 45.6%, improved from 47.0%.

•	Profit and loss charge for provisions £1,345 million against £991 million in 2001. The trend in provisions has been broadly consistent for three consecutive half years.

•	Completion of the NatWest IT integration on to the Royal Bank platform — one of the largest integration projects ever undertaken worldwide — with increased targets for NatWest integration met.

•	In the US, the Mellon Regional Franchise was successfully integrated on to the Citizens platform, also completed ahead of schedule.

•	Credit quality remains strong.

•	Balance sheet provision coverage of risk elements in lending maintained at 81%.

•	Adjusted earnings per share up 13%.

•	Dividend 43.7p per share, up 15%.

* before tax, goodwill amortisation and integration costs

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW

The Group continued to make good progress both financially and operationally during 2002. As a result, we increased our Group profit before tax, goodwill amortisation and integration costs by 12%, adjusted earnings per share by 13% and our dividend per share by 15%.

Our business model recognises that, to deliver superior sustainable value to our shareholders, we need to do the same for our customers and our people.

Our customers

All divisions of the Group increased their customer numbers during 2002, arguably the clearest evidence that we are delivering value for our customers. Our divisions achieved consistently good results in various surveys of customer satisfaction, and won a number of awards for customer service. For example, in the important area of small businesses, NatWest was voted “Best Bank that I would recommend to a small business” in the NOP Opinion Formers Survey, while The Royal Bank of Scotland won the award for “Best Small Business Bank” from the Chartered Institute of Management Accountants.

Notwithstanding these pleasing results, there is, as always, no room for complacency and we continue to strive for improvements.

Our people

As ever, the success of the Group is only made possible by the efforts and achievements of our people. Each year, a survey is carried out by the independent firm International Survey Research, which evaluates employee opinion under a number of criteria and relative to various external benchmarks. The response rate to the latest survey was our best ever at 83%, significantly higher than the response rate of 75% to the previous survey.

The latest survey shows that we have further improved our performance from the very good level achieved in the last survey and continue to perform as well as a number of the world’s best companies. I am also pleased to report that we are again ahead of the UK financial services sector in every category and improved our performance relative to both the global financial services and global high performance norms.

Our shareholders

To create value for our shareholders, we concentrate on the simple fundamentals of growing our income and improving our efficiency, whilst disciplining ourselves to retain a bias away from activities and geographies which may bring undue volatility to our results.

During 2002 we grew income across the Group as a whole by 16%. Income growth was particularly strong in Citizens, Direct Line and Retail Direct. This growth was supported by increased customer numbers and business volumes: the Group’s net interest margin remained stable at 3.1% (2001 – 3.1%). A more detailed review of the performance of our individual businesses is outlined later in this announcement.

In addition to growing its income, the Group improved its efficiency in 2002. On a comparable basis, the Group cost:income ratio improved further to 45.0% (2001 – 47.0%), and to 45.6% including acquisitions, a level that keeps us at the forefront of efficiency when compared to similar banks in the UK and internationally. This represents a substantial improvement since 1999, when the pro forma cost:income ratio for the enlarged Group, including NatWest, was almost 60%.

Provisions for bad debts were higher in 2002 than in 2001, reflecting the deterioration in the short-term economic environment. However, during 2002, provisions continued at a rate consistent with the second half of 2001 and the growth in our loan portfolio. As ever we remain focussed on ensuring that our balance sheet carries adequate provision for bad debts and our provision coverage remains at 81% of risk elements in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW (continued)

Integration

The large and complex NatWest IT integration was completed successfully in October 2002, several months ahead of schedule. In recognition of this outstanding achievement, an integration bonus amounting to 5% of salary was paid to all employees whose business units were involved in integration.

Last year we announced increased targets for annual transaction benefits amounting to £2,030 million (formerly £1,730 million). These transaction benefits had been fully implemented by February 2003, although their full impact will not show through to profits until 2004.

REVIEW OF DIVISIONS

Corporate Banking and Financial Markets increased its contribution before manufacturing costs by 6% to £3,203 million (2001 – £3,024 million). Corporate Banking and Financial Markets maintained leading positions in the UK in corporate lending, leasing, deposits, payments, derivatives and foreign exchange and across a wide range of specialised corporate banking activities. Outside the UK, the division achieved good growth in Continental Europe through its offices in Paris, Frankfurt, Milan and Madrid. In the US, the division improved its already strong position in US treasuries and asset-backed securities.

Retail Banking increased its contribution before manufacturing costs by 8% to £3,019 million (2001 – £2,807 million). Retail Banking increased its total personal customers by 3% to 13.1 million (2001 – 12.7 million) and total small business customers by 3% to 1.1 million. Both The Royal Bank of Scotland and NatWest achieved good growth in current accounts, including packaged current accounts, mortgages, personal loans and deposits and small business loans and deposits. NatWest maintained its market leading position for small business relationships.

Retail Direct increased its contribution before manufacturing costs by 27% to £701 million (2001 – £551 million). Retail Direct increased its credit card accounts by 4% to 9.5 million (2001 – 9.1 million), while increasing both credit card balances and fee income associated with these accounts. Tesco Personal Finance grew its customer account base by 29% to 3.4 million (2001 – 2.6 million). The One account’s (formerly Virgin One) average mortgage balances increased by 36% to £4.3 billion (2001 – £3.1 billion).

Manufacturing costs increased by 7% to £1,682 million (2001 – £1,568 million). Within this amount, technology costs were up by 5% to £662 million (2001 – £632 million) and customer support and other operations were also up by 5% to £492 million (2001 – £469 million), both reflecting increased volumes and scope across a wide range of activities. Manufacturing completed the conversion of NatWest systems on to the RBS IT platform in October 2002, some months ahead of the original target.

Wealth Management contribution declined by 6% to £432 million (2001 – £459 million), principally due to reduced fee income reflecting lower stock market values. However, Coutts, which is investing in its UK regional branch network, increased its total customer base by 5% to over 75,000. Offshore Banking launched a new expatriate service offering a full range of banking and investment services.

Direct Line Group increased its contribution by 36% to £355 million (2001 – £261 million). Direct Line Group increased its UK motor insurance policies (including those sold through Tesco Personal Finance) by 16%, to 4.7 million (2001 – 4.0 million) and its UK home insurance policies by 17%, to 1.6 million (2001 – 1.4 million). In Continental Europe, Direct Line businesses in Spain, Italy and Germany doubled their total policy numbers to 1.2 million (2001 – 0.6 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE'S REVIEW (continued)

Ulster Bank increased its contribution by 7% to £244 million (2001 – £229 million). Ulster Bank increased its personal current accounts by 5% and business current accounts by 2%, mainly in the Republic of Ireland. During the year Ulster Bank completed its transformation programme, Project Horizon, which was designed to increase focus on customers across its branch network.

Citizens increased its contribution by 53% to £766 million (2001 – £501 million). Citizens increased its personal customer base by 13% to 2.0 million (2001 – 1.8 million), partly by increasing its distribution capacity through supermarkets. Citizens also increased its business customers by 6% to 197,000 (2001 – 185,000). In August 2002, Citizens successfully completed the conversion to its own systems of Mellon Financial Corporation’s regional banking franchise. Citizens also acquired Medford Bancorp, New England – completing conversion in December 2002 – and announced the acquisition of Commonwealth Bancorp, Pennsylvania in September 2002.

Outlook

International uncertainty inevitably casts something of a shadow over an otherwise reasonable prognosis for the key economies in which we operate. Whilst we have no particular insights as to how events might unfold, it is clear that the strength, diversity and flexibility of our Group present many options for future growth not only in the UK, but also in the US and in Continental Europe.

By continuing to focus on the fundamentals of credit quality, income growth and improving efficiency, we are confident that we can continue to deliver superior sustainable value to our shareholders, our customers and our people.

Fred Goodwin
Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

RBS increased its profit before tax, goodwill amortisation and integration costs by 12%, or £673 million, from £5,778 million to £6,451 million.

After goodwill amortisation and integration costs, profit before tax was up 12%, from £4,252 million to £4,763 million. Integration costs relating to NatWest, the Mellon Regional Franchise and Medford Bancorp Inc. (“Medford”) were £957 million against £875 million in 2001.

Total income

RBS continued to achieve strong growth in income. Total income at £16,815 million was up by 16%, or £2,257 million. Excluding acquisitions, total income rose by 12%.

Citizens increased its income by 53% (15% underlying growth, excluding the effect of acquisitions and exchange rate fluctuations), Direct Line Group by 39% (34% excluding acquisitions) and Retail Direct by 16%.

Corporate Banking and Financial Markets income was up by 11%, notwithstanding Financial Markets’ strong performance in 2001 when it benefited from market volatility and falling interest rates.

Retail Banking grew its income by 8% and Ulster Bank by 8%. Income in Wealth Management declined 3% as the effect of lower stock market values on activity levels and fees more than offset the benefit from increased customer numbers and volumes.

Net interest income

Net interest income increased by 15%, or £1,003 million, to £7,849 million. Net interest income accounted for 47% of total income. Average interest-earning assets of the banking business increased by 14%.

Net interest margin

The Group’s net interest margin remained stable at 3.1%. Improved lending margins offset the downward pressure on deposit margins arising from lower interest rates.

Non-interest income

Non-interest income increased by 16%, or £1,254 million, to £8,966 million. Non-interest income accounted for 53% of total income.

Fees and commissions receivable were up 12%, or £573 million. Volume driven increases in lending fees and continued strong growth in fee paying current accounts contributed to the increase. Dealing profits at £1,462 million were up £36 million, 3%, on the strong performance in 2001. The increase in dealing profits resulted from customer led business growth and higher revenues from trading in interest rate instruments. Other operating income was £157 million, 15% higher mainly due to the expansion of CBFM’s operating lease business. General insurance premium income, after reinsurance, rose by 38%, or £519 million reflecting Direct Line Group’s organic growth and acquisitions in Continental Europe.

Operating expenses

Operating expenses, excluding goodwill amortisation and integration costs, rose by 12%, or £828 million, to £7,669 million. Excluding acquisitions, operating expenses were up 7%, £469 million in support of strong growth in business volumes.

Cost:income ratio

Strong income growth coupled with tight cost management resulted in a further improvement in the Group’s cost:income ratio, to 45.6% from 47.0%. Excluding the effect of acquisitions, the cost:income ratio improved to 45.0%.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Net insurance claims

General insurance claims, after reinsurance, increased by 42%, or £402 million, to £1,350 million reflecting significant volume growth and acquisitions at Direct Line.

Provisions

The profit and loss charge for provisions was £1,345 million compared with £991 million in 2001. The charge for the two halves of the year was consistent with the second half of 2001.

Bad debt provisions amounted to £1,286 million compared with £984 million in 2001. The charge reflects overall growth in lending and, as in the second half of 2001, is particularly influenced by provisions required against a number of specific corporate situations. Amounts written off fixed asset investments, largely in the first half of the year, were £59 million against £7 million in 2001.

Total balance sheet provisions for bad debts amounted to £3,927 million at 31 December 2002, up 8% from £3,653 million at 31 December 2001.

Credit quality

Overall credit quality remains strong with no material change in the distribution by grade of the Group’s total risk assets compared with the position at the previous year end.

Risk elements in lending amounted to £4,871 million at 31 December 2002, up 8% from £4,493 million at 31 December 2001, and up 2% from £4,791 million at 30 June 2002.

Total provision coverage (the ratio of total balance sheet provisions to risk elements in lending) at 31 December 2002 was maintained at 81%.

Risk elements in lending and potential problem loans in aggregate amounted to £6,054 million an increase of 9% over 31 December 2001 and 1% over 30 June 2002.

Integration

The Group successfully completed the conversion of NatWest IT systems on to the RBS technology platform in October 2002. This programme ran for 30 months and involved more than 4,000 staff, culminating in the migration of a customer base three times the size of the Royal Bank of Scotland on to a single technology platform. The scale and complexity of this project are without precedent.

Annualised revenue benefits of £805 million and annualised cost savings of £1,350 million were delivered by December 2002. In addition, by February 2003 all integration initiatives had been completed. As a result the full programme annualised benefits, comprising £890 million revenue benefits and £1,440 million cost savings, have been achieved less than three years after the acquisition of NatWest.

Cumulative combined revenue and cost benefits to the profits for the period 2000 to 2002 amounted to £3.6 billion, which is £1.1 billion ahead of the original plan.

In the US, Citizens completed the IT integration of the Mellon Regional Franchise in August 2002, earlier than planned. Benefits from this transaction have been delivered more quickly than was envisaged, and are on track to be delivered in full.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Earnings and dividends

Earnings per ordinary share, adjusted for goodwill amortisation, integration costs and the dividend on Additional Value Shares (“AVS”) increased by 13%, from 127.9p to 144.1p. Basic earnings per ordinary share increased by 1%, from 67.6p to 68.4p reflecting the increase in the AVS dividend paid during the year.

A second dividend of 30.0p per share was paid on 2 December 2002 to the holders of AVS issued in connection with the acquisition of NatWest. By the end of 2002, a total of 45.0p per AVS had been paid, in accordance with the original payment schedule. The third and final AVS dividend, if declared by the directors, of 55.0p per AVS will be paid on 1 December 2003.

A final dividend of 31.0p per ordinary share is recommended, resulting in a total ordinary dividend for the year of 43.7p per ordinary share, an increase of 15%. The total dividend is covered 3.3 times by earnings before goodwill amortisation, integration costs and the AVS dividend.

Balance sheet

Total assets were £412 billion at 31 December 2002, 12% higher than total assets of £369 billion at 31 December 2001. Of the total assets, £311 billion (76%) related to banking business and £101 billion (24%) to trading business (31 December 2001: £285 billion (77%) banking business and £84 billion (23%) trading business).

Lending to customers excluding repurchase agreements and stock borrowing (“reverse repos”) increased by 13%, £22 billion. Including reverse repos, loans and advances to customers were up 17%. Customer deposits increased by 10%, from £199 billion at 31 December 2001 to £219 billion at 31 December 2002. Excluding repurchase agreements and stock lending (“repos”), customer deposits grew by 7%, £13 billion.

Capital ratios at 31 December 2002 were 7.3% (tier 1) and 11.7% (total), against 7.1% (tier 1) and 11.5% (total) at 31 December 2001.

Profitability

The adjusted after-tax return on ordinary equity was 17.6% compared with 16.8% for 2001. This is based on profit attributable to ordinary shareholders before integration costs, goodwill amortisation and the AVS dividend, and average ordinary equity.

Acquisitions

In May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC for a consideration of £118 million.

In July 2002, Citizens announced the acquisition of Medford Bancorp Inc., a Massachusetts savings bank for a cash consideration of US$273 million and in September 2002 announced the acquisition of Pennsylvania based commercial bank, Commonwealth Bancorp Inc for a cash consideration of US$450 million. These acquisitions were completed in October 2002 and January 2003 respectively.

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

The profit and loss account set out below shows goodwill amortisation and integration costs separately. In the statutory profit and loss account on page 25, these items are included in the captions prescribed by the Companies Act.

	2002 £m	2001 (restated) £m

Net interest income	7,849	6,846

Dividend income	58	54
Fees and commissions receivable	5,308	4,735
Fees and commissions payable	(965)	(930)
Dealing profits	1,462	1,426
Other operating income	1,209	1,052

	7,072	6,337
General insurance premium income	1,894	1,375

Non-interest income	8,966	7,712

Total income	16,815	14,558

Staff costs	3,942	3,461
Other operating expenses	3,727	3,380

Operating expenses	7,669	6,841

Profit before other operating charges	9,146	7,717
General insurance claims	1,350	948

Operating profit before provisions	7,796	6,769
Provisions for bad and doubtful debts	1,286	984
Amounts written off fixed asset investments	59	7

Profit before goodwill amortisation and integration costs	6,451	5,778
Goodwill amortisation	731	651
Integration costs	957	875

Profit before tax	4,763	4,252
Tax	1,556	1,537

Profit after tax	3,207	2,715
Minority interests (including non-equity)	133	90
Preference dividends	305	358

	2,769	2,267
Additional Value Shares dividend	798	399

Profit attributable to ordinary shareholders	1,971	1,868
Ordinary dividends	1,267	1,085

Retained profit	704	783

Basic earnings per ordinary share (Note 5)	68.4p	67.6p

Adjusted earnings per ordinary share (Note 5)	144.1p	127.9p

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2002 £m	2001 £m	Increase/ (decrease) %

Corporate Banking and Financial Markets	3,203	*3,024	6
Retail Banking	3,019	2,807	8
Retail Direct	701	551	27
Manufacturing	(1,682)	(1,568)	(7)
Wealth Management	432	459	(6)
Direct Line Group	355	261	36
Ulster Bank	244	*229	7
Citizens	766	501	53
Central items	(587)	**(486)	(21)

Profit before goodwill amortisation and
Integration costs	6,451	5,778	12

* Restated to reflect the transfer of Ulster Bank’s leasing business to Corporate Banking and Financial Markets with effect from 1 January 2002.

** Restated following the implementation of UITF 33.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

	2002 £m	2001 (restated) £m

Net interest income	2,349	2,138
Non-interest income	3,703	3,319

Total income	6,052	5,457

Direct expenses
- staff costs	1,271	1,131
- operating lease depreciation	461	434
- other	392	366

Contribution before provisions	3,928	3,526
Provisions	725	502

Contribution	3,203	3,024

Direct cost:income ratio (%)	35.1	35.4
Total assets* - Corporate Banking (£bn)	104.7	96.1
- Financial Markets (£bn)	98.8	91.6
Loans and advances to customers* - gross (£bn)	95.7	83.7
Customer deposits* (£bn)	62.2	56.4
Weighted risk assets (£bn)	136.5	118.3

*excluding repos and reverse repos

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services to medium and large businesses in the UK and the leader in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring. Treasury and capital markets products are provided through Financial Markets which is a leading player in debt, foreign exchange and derivatives products. Ulster Bank’s leasing business was transferred to CBFM on 1 January 2002; the prior year has been restated to reflect this. In May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC.

Contribution increased by 6% or £179 million to £3,203 million. Contribution before provisions was up by 11%, £402 million to £3,928 million.

Total income was up 11% or £595 million to £6,052 million. Excluding acquisitions, which added £67 million, total income increased 10%.

Net interest income rose by 10% or £211 million to £2,349 million, reflecting customer lending growth in Corporate Banking and continued good performance by Financial Markets from strong wholesale money market activity. Average loans and advances to customers of the banking business increased by 12%, £9.3 billion to £86.9 billion.

Non-interest income rose by 12% or £384 million to £3,703 million, mainly as a result of increased fees, reflecting growth in lending and in payment and electronic banking activities. Dealing profits benefited from continued customer led business growth and higher revenues from trading in interest rate instruments and matched the strong performance of 2001. Operating lease business expanded significantly during 2002 with average assets increasing by 23% from £3.5 billion to £4.3 billion resulting in higher income, up 16%, £112 million.

Direct expenses increased by 10% or £193 million to £2,124 million. Excluding acquisitions, expenses were up £133 million or 7%, of which £106 million was higher staff costs reflecting business growth and £27 million was higher operating lease depreciation. The direct cost:income ratio improved from 35.4% to 35.1%.

Provisions amounted to £725 million compared with £502 million in 2001. The increase reflected growth in lending and, as in the second half of 2001, provisions required against a number of specific corporate situations, and higher investment provisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING

	2002 £m	2001 £m

Net interest income	2,840	2,622
Non-interest income	1,353	1,277

Total income	4,193	3,899
Direct expenses
- staff costs	707	702
- other	254	226

Contribution before provisions	3,232	2,971
Provisions	213	164

Contribution	3,019	2,807

Direct cost:income ratio (%)	22.9	23.8
Total assets (£bn)	66.1	61.1
Loans and advances to customers - gross
- mortgages (£bn)	31.7	28.5
- other (£bn)	23.5	20.5
Customer deposits (£bn)	61.7	56.8
Weighted risk assets (£bn)	38.6	35.2

Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from a network of Royal Bank of Scotland and NatWest branches throughout Great Britain and through the telephone, ATMs and the internet.

Contribution increased by 8% or £212 million to £3,019 million.

Total income was up 8% or £294 million to £4,193 million. The increase in income reflected continued growth in customer numbers. The number of personal current accounts increased by 4% to 10.63 million. Retail Banking is the leading provider of services to small businesses and has 1.10 million customers.

Net interest income rose by 8% or £218 million to £2,840 million, reflecting strong growth in customer loans and deposits. Average loans to customers, excluding mortgages, grew by 14% or £2.7 billion to £21.8 billion. Average mortgage lending was up 10% or £2.7 billion to £29.8 billion. Average customer deposits increased by 6% or £3.1 billion to £57.2 billion.

Non-interest income rose by 6% or £76 million to £1,353 million, reflecting growth in packaged current accounts, transmission income and higher volumes of general insurance products sold through the Royal Bank of Scotland and NatWest networks. Strong sales performance was seen in Bancassurance with new business up 30% although the sharp fall in equity markets depressed Bancassurance income.

Direct expenses increased by 4% or £33 million to £961 million. Staff costs were up £5 million, 1% to £707 million. Other costs rose £28 million, 12% to £254 million partly due to increased incidence of fraud losses.

The direct cost:income ratio improved from 23.8% to 22.9%.

Provisions increased by £49 million to £213 million, reflecting recent growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

	2002 £m	2001 £m

Net interest income	749	674
Non-interest income	841	696

Total income	1,590	1,370
Direct expenses
- staff costs	190	164
- other	418	400

Contribution before provisions	982	806
Provisions	281	255

Contribution	701	551

Direct cost:income ratio (%)	38.2	41.2
Total assets (£bn)	19.8	17.2
Loans and advances to customers - gross
- mortgages (£bn)	7.4	5.9
- other (£bn)	12.4	11.2
Customer deposits (£bn)	4.4	4.3
Weighted risk assets (£bn)	14.6	12.5

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes: Tesco Personal Finance (“TPF”), The One account, (formerly Virgin Direct Personal Finance), Direct Line Financial Services (“DLFS”), Lombard Direct, the Group’s internet banking platform, the Primeline brand and in Europe, the Comfort Card businesses, all of them offering products to customers through direct channels. In June 2002, Retail Direct completed the acquisition of the remaining interest that it did not previously own in WorldPay Limited, a well established provider of payment services to businesses trading through the internet.

Contribution increased by 27% or £150 million to £701 million.

Total income was up 16% or £220 million to £1,590 million, reflecting continued strong growth in the Cards Business and in TPF. The number of active credit card accounts increased during the year to 9.5 million. TPF continued its strong growth, increasing customer accounts across all products to 3.4 million.

Net interest income was up 11% or £75 million to £749 million. Average customer lending increased by 16% to £17.9 billion. In TPF, average personal loans rose by 29% to £1.1 billion and average customer deposits rose by 26% to £1.9 billion. Average mortgage lending in The One account was 36% higher at £4.3 billion and in DLFS was up 10% to £2.3 billion. Average personal lending in DLFS and Lombard Direct increased by 20% to £2 billion.

Non-interest income was up 21% or £145 million to £841 million mainly as a result of higher fee income reflecting growth in volumes, especially in TPF, where the total number of general insurance policies increased during the year to 1.3 million.

Direct expenses increased by 8% or £44 million to £608 million reflecting increased volumes and higher marketing activity to support strong business expansion.

The direct cost:income ratio improved from 41.2% to 38.2%.

Provisions increased by £26 million to £281 million due to the growth in lending volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	2002 £m	2001 £m

Staff costs	479	428
Other costs	1,203	1,140

Total manufacturing costs	1,682	1,568

Analysis:
Group Technology	662	632
Group Purchasing and Property Operations	528	467
Customer Support and other operations	492	469

Total manufacturing costs	1,682	1,568

Manufacturing supports the customer facing businesses, mainly Corporate Banking and Financial Markets, Retail Banking and Retail Direct, and provides operational technology, customer support in telephony, account management and money transmission, global purchasing, property and other services.

The expenditure incurred by Manufacturing relates to shared costs in respect of the Group’s UK banking operations. These costs reflect, inter alia, operational technology, account processing and management, and money transmission activities which are shared between the various customer-facing divisions. Consequently, these joint costs cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group’s purchasing power and has become the centre of excellence for managing large scale and complex change such as integration.

Total manufacturing costs at £1,682 million were 7% or £114 million higher than 2001.

The increase in costs reflects growth in business volumes arising from customer accounts, mortgage applications, personal loans and ATM transactions, and initiatives to enhance customer service, particularly in NatWest telephony. Extending the scope of Manufacturing with transfers from other parts of the Group also contributed to this increase.

Manufacturing successfully completed the integration of NatWest on to the RBS technology platform in October 2002, ahead of schedule.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

	2002 £m	2001 £m

Net interest income	460	464
Non-interest income	447	469

Total income	907	933
Expenses
- staff costs	317	298
- other	169	181

Contribution before provisions	421	454
Net release of provisions	11	5

Contribution	432	459

Cost:income ratio (%)	53.6	51.3
Total assets (£bn)	13.4	12.5
Investment management assets - excluding deposits (£bn)	20.5	21.4
Customer deposits (£bn)	29.1	29.1
Weighted risk assets (£bn)	8.4	7.8

Wealth Management comprises Coutts Group, Adam & Company and the offshore banking businesses, The Royal Bank of Scotland International and NatWest Offshore. The Coutts Group focuses on private banking. The offshore businesses provide retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients. Adam & Company is a private bank operating primarily in Scotland.

Contribution at £432 million was £27 million, 6% lower primarily due to the effect of the fall in equity markets on the level of activity and ad valorem fee income.

Total income was down 3% or £26 million to £907 million.

Net interest income declined by 1% or £4 million to £460 million, as a result of a slight contraction in deposit margins due to lower interest rates. Average customer deposits increased from £28.5 billion to £28.7 billion.

Non-interest income was £22 million, 5% lower at £447 million. This reflected lower equity markets which continued adversely to affect fees and commissions. Investment management assets at £20.5 billion were £0.9 billion, 4% lower as new business inflow was more than offset by the significant decline in equity markets.

Expenses were up 1% or £7 million to £486 million.

The cost:income ratio was adversely affected by the fall in income, increasing to 53.6% from 51.3%.

Releases and recoveries of provisions exceeded gross new provisions required. As a result, there was a net release of provisions of £11 million, against a net release of £5 million in 2001.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIRECT LINE GROUP

	2002 £m	2001 £m

Earned premiums	2,383	1,804
Reinsurers' share	(489)	(429)

Insurance premium income	1,894	1,375
Other income	245	168

Total income	2,139	1,543
Expenses
- staff costs	178	152
- other	256	182
Gross claims	1,693	1,263
Reinsurers' share	(343)	(315)

Contribution	355	261

In-force policies (000)
- motor: UK	4,668	4,017
- motor: International	1,224	601
- home: UK	1,587	1,360
Combined operating ratio - UK (%)	89.4	88.0
Insurance reserves - UK (£m)	1,946	1,541

Direct Line Group sells and underwrites retail and wholesale insurance on the telephone and the internet. The Retail Division sells general insurance and motor breakdown services direct to the customer and UKI Partnerships (formerly Green Flag) is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany, Italy and Japan. The acquisition of Royal & Sun Alliance’s direct motor insurance operation in Italy was completed in September 2002, making Direct Line the leading direct motor insurer in Italy.

Contribution increased by 36% or £94 million to £355 million.

Total income was up 39% or £596 million to £2,139 million. Excluding acquisitions, which added £73 million, total income was up 34% or £523 million.

After reinsurance, insurance premium income was up 38% or £519 million to £1,894 million, reflecting strong growth in customer numbers. The leading position in the UK direct motor insurance market was maintained with motor insurance policies increasing 16%, or 651,000 to 4.67 million. The number of UK in-force home insurance policies increased by 17% or 227,000 to 1.59 million. The number of international in-force motor policies more than doubled to 1.22 million, including 280,000 from acquisitions.

Other income increased by 46% or £77 million to £245 million. Higher investment income and profit commissions contributed to this increase.

Expenses increased by 30% or £100 million to £434 million. Excluding acquisitions, which added £35 million, expenses were up by 20% or £65 million reflecting business expansion.

Net claims, after reinsurance, increased by 42% or £402 million to £1,350 million reflecting increased volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	2002 £m	2001 (restated) £m

Net interest income	339	313
Non-interest income	181	170

Total income	520	483
Expenses
- staff costs	145	135
- other	109	104

Contribution before provisions	266	244
Provisions	22	15

Contribution	244	229

Cost:income ratio (%)	48.8	49.5
Total assets (£bn)	12.7	10.8
Loans and advances to customers - gross (£bn)	9.1	7.6
Customer deposits (£bn)	8.8	7.7
Weighted risk assets (£bn)	9.0	7.7

Average exchange rate - €/£	1.591	1.609
Spot exchange rate - €/£	1.536	1.637

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. Ulster Bank’s leasing business was transferred to CBFM on 1 January 2002; the prior year has been restated to reflect this.

Contribution increased by 7%, or £15 million to £244 million.

Total income increased by 8%, £37 million to £520 million.

Net interest income rose by 8% or £26 million to £339 million, reflecting good growth in loans and deposits despite a less buoyant economic environment in the Republic of Ireland. Average customer lending and deposits of the banking business increased by 10%, £0.7 billion, to £8.0 billion, and by 7%, £0.5 billion, to £7.9 billion respectively. Average mortgage lending grew by 23% to £1.5 billion and the number of current accounts increased by 5%.

Non-interest income rose by 6% or £11 million to £181 million. Increases of £7 million in net fees and commissions and £6 million in other operating income were partially offset by a £2 million reduction in dealing profits.

Expenses increased by 6% or £15 million to £254 million to support higher business volumes and pay awards.

The cost:income ratio improved from 49.5% to 48.8%.

Provisions were up by £7 million to £22 million reflecting a small number of specific situations.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	2002 £m	2001 £m

Net interest income	1,248	814
Non-interest income	468	306

Total income	1,716	1,120
Expenses
- staff costs	485	305
- other	370	245

Contribution before provisions	861	570
Provisions	95	69

Contribution	766	501

Cost:income ratio (%)	49.8	49.1
Total assets ($bn)	61.1	52.4
Loans and advances to customers - gross ($bn)	31.4	26.3
Customer deposits ($bn)	51.1	42.8
Weighted risk assets ($bn)	38.8	35.8

Average exchange rate - US$/£	1.503	1.440
Spot exchange rate - US$/£	1.613	1.450

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts and New Hampshire and is the second largest bank in New England. The acquisition of the Mellon Regional Franchise in December 2001 extended Citizens presence to the states of Pennsylvania, Delaware and New Jersey. In July 2002, Citizens announced the acquisition of Medford Bancorp, Inc., a Massachusetts savings bank and in September 2002, announced the acquisition of Pennsylvania based commercial bank, Commonwealth Bancorp, Inc. These acquisitions were completed in October 2002 and January 2003 respectively.

Contribution increased by 53% or £265 million to £766 million. Excluding the incremental contribution of £219 million from the Mellon Regional Franchise and Medford (the “acquisitions”) and a £21 million adverse impact of exchange rate translation, contribution increased by 14% or £67 million.

Total income was up 53% or £596 million to £1,716 million. Excluding acquisitions and exchange rate fluctuations, organic income growth was 15% or £158 million.

Net interest income rose by 53% or £434 million to £1,248 million. Excluding acquisitions, which added £364 million, and exchange rate fluctuations, net interest income was up 14% or £104 million, as a result of strong organic growth in customer loans and deposits.

Non-interest income rose by 53% or £162 million to £468 million. Excluding acquisitions, which added £121 million, and movements in exchange rates, non-interest income was up 19% or £54 million, as a result of growth in deposit service charges and mortgage banking.

Expenses increased by 55% or £305 million to £855 million. Excluding acquisitions, which added £256 million, and exchange rate fluctuations, expenses increased by 14% or £72 million, to support higher business volumes. Citizens increased its in-store banking activities by opening new branches in 58 Stop&Shop supermarkets. The cost of establishing presence in these stores contributed to the increase in operating expenses.

The cost:income ratio increased from 49.1% to 49.8%. Excluding acquisitions and the impact of exchange rate translation, the underlying cost:income ratio improved from 48.7% to 48.2%.

Provisions were up from £69 million to £95 million. Excluding the Mellon Regional Franchise which added £10 million, provisions were broadly consistent with the second half of 2001.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	2002 £m	2001 (restated) £m

Funding costs	215	211
Central department costs
- staff costs	108	99
- other	102	93
Other corporate items - net	162	83

Total Central items	587	486

The Centre comprises group and corporate functions which provide services to the operating divisions.

Total Central items increased by £101 million to £587 million.

Funding costs, which include interest on the perpetual regulatory tier one securities issued in August 2001 of £60 million (2001 — £23 million) were similar to the previous year. This reflected the benefit of retained earnings and lower interest rates.

Other corporate items increased to £162 million compared with £83 million in 2001, which benefited from certain one off items.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	2002			2001(restated)
	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets
Treasury and other eligible bills
UK	910	24	2.6	231	11	4.8
Overseas	351	6	1.7	277	8	2.9
Loans and advances to banks
UK	13,439	532	4.0	18,214	834	4.6
Overseas	9,811	304	3.1	7,467	421	5.6
Loans and advances to customers
UK	154,202	9,141	5.9	137,232	9,584	7.0
Overseas	35,759	1,963	5.5	28,847	1,981	6.9
Debt securities
UK	17,950	675	3.8	16,632	931	5.6
Overseas	18,188	916	5.0	11,427	651	5.7

Interest-earning assets - banking business
UK	186,501	10,372	5.6	172,309	11,360	6.6
Overseas	64,109	3,189	5.0	48,018	3,061	6.4

	250,610	13,561	5.4	220,327	14,421	6.6

- trading business	78,380			66,545

Total interest-earning assets	328,990			286,872
Non-interest-earning assets	65,898			63,385

Total assets	394,888			350,257

Percentage of assets applicable to
overseas operations	32.0%			27.1%

Liabilities
Deposits by banks
UK	21,090	544	2.6	18,360	760	4.1
Overseas	9,058	215	2.4	8,779	382	4.4
Customer accounts
UK	120,522	3,067	2.5	113,290	4,137	3.7
Overseas	36,281	790	2.2	26,239	927	3.5
Debt securities in issue
UK	24,154	965	4.0	20,140	1,031	5.1
Overseas	8,693	209	2.4	8,407	384	4.6
Loan capital
UK	13,154	640	4.9	10,779	657	6.1
Overseas	166	17	10.2	171	14	8.2
Internal funding of trading business	(21,430)	(735)	3.4	(16,202)	(717)	4.4

Interest-bearing liabilities - banking business
UK	158,791	4,507	2.9	147,943	5,931	4.0
Overseas	52,897	1,205	2.3	42,020	1,644	3.9

	211,688	5,712	2.7	189,963	7,575	4.0

- trading business	75,059			63,159

Total interest-bearing liabilities	286,747			253,122
Non-interest-bearing liabilities
- demand deposits	28,249			25,538
- other liabilities	52,600			46,249
Shareholders' funds	27,292			25,348

Total liabilities and shareholders' funds	394,888			350,257

Percentage of liabilities applicable to
overseas operations	30.4%			27.5%

The analysis between UK and Overseas has been compiled on the basis of location of office.
Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

	2002 Average rate %	2001 Average rate %

The Group's base rate	4.0	5.1
London inter-bank three month offered rates:
Sterling	4.1	5.0
Eurodollar	1.8	3.8
Euro	3.3	4.3

Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.4	6.6
UK	5.6	6.6
Overseas	5.0	6.4
Interest spread (2)
Group	2.7	2.6
UK	2.7	2.6
Overseas	2.7	2.5
Net interest margin (3)
Group	3.1	3.1
UK	3.1	3.2
Overseas	3.1	3.0

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

THE ROYAL BANK OF SCOTLAND GROUP plc

INTEGRATION INFORMATION

1. NATWEST INTEGRATION

In the Offer Document for NatWest issued on 16 December 1999, the Group made various estimates in respect of revenue benefits, cost savings and staff reductions. Those estimates were based on the latest available published information at that time, namely NatWest interim accounts for the half year to 30 June 1999 and the Group’s accounts for the year to 30 September 1999. On 19 April 2000, the Group revised its estimates upwards as a consequence of the experience gained by having detailed access to NatWest following the acquisition on 6 March 2000. These revised estimates are shown in the tables below as “plan”. Subsequently, the Group further revised the integration targets upwards in February 2002 for the remainder of the programme based on actual achievements. These targets are shown in the tables below as “revised plan”.

In February 2003 all integration initiatives were completed and the annualised benefits of £890 million for revenue benefits and £1,440 million for cost savings from the full programme achieved.

		Period ending
REVENUE BENEFITS		December 2000	December 2001	December 2002	March 2003
•	Cumulative gross revenue initiatives
	implemented at the end of each period (£m)
	Plan	120	350	550	595
	revised plan			800	890
	actual	147	605	805

					December 2003
•	Impact on profit before tax (£m)
	Plan	50	120	240	390
	revised plan			460	590
	actual	52	312	472

The gross revenue initiatives generated income of £712 million in the year to 31 December 2002 which, net of costs, claims and provisions, added £472 million to profit before tax.

		Period ending
COST SAVINGS		December 2000	December 2001	December 2002	March 2003
•	Cumulative cost savings implemented at
	the end of each period (£m)
	Plan	550	900	1,200	1,340
	revised plan			1,340	1,440
	actual	653	1,205	1,350

					December 2003
•	Impact on profit before tax (£m)
	Plan	290	700	1,050	1,300
	revised plan			1,280	1,400
	actual	448	1,008	1,284

		Period ending
STAFF REDUCTIONS		December 2000	December 2001	December 2002	March 2003
•	Cumulative total
	Plan	9,000	14,000	16,000	18,000
	revised plan			18,000	18,000
	actual	13,000	17,000	18,000

THE ROYAL BANK OF SCOTLAND GROUP plc

INTEGRATION INFORMATION (continued)

		Period ending
INTEGRATION COSTS		December 2000	December 2001	December 2002	March 2003
•	Cumulative charge (£m)
	Plan	650	1,150	1,350	1,400
	revised plan			2,200	2,300
	actual	547	1,394	2,204

2. MELLON REGIONAL FRANCHISE INTEGRATION

In the announcement relating to the acquisition of the Mellon Regional Franchise issued on 17 July 2001, the Group disclosed various estimates in respect of cost savings and revenue benefits. Those estimates were based on the unaudited management accounts of the Mellon Regional Franchise for the four months ended 20 April 2001 and Citizens financial statements for the year ended 31 December 2000. These estimates were confirmed as part of the Group’s 2001 year end reporting.

		Period ending
REVENUE BENEFITS		December 2002	December 2003	December 2004
•	Cumulative gross revenue initiatives implemented
	at the end of each period (US$m)
	Plan	57	136	242
	actual	70
•	Impact on profit before tax (US$m)
	Plan	2	34	104
	actual	19

The gross revenue initiatives generated income of US$43 million in the year to 31 December 2002 which, net of costs and provisions, added US$19 million to profit before tax.

			Period ending
COST SAVINGS			December 2002	December 2003	December 2004
•	Cumulative cost savings implemented
	at the end of each period (US$m)
	Plan		71	95	101
	actual		95
•	Impact on profit before tax (US$m)
	Plan		46	83	98
	actual		70

		Period ending
INTEGRATION COSTS		December 2001	December 2002	December 2003	March 2004
•	Cumulative charge (US$m)
	Plan	101	241	260	267
	actual	41	239

3. MEDFORD

Integration costs relating to the Medford acquisition amounted to US$22 million.

The above discussions should be read in light of the ‘Forward-looking statements’ on page 48.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

In the consolidated profit and loss account set out below, goodwill amortisation and integration costs are included in the captions prescribed by the Companies Act.

	2002 £m	2001 (restated) £m

Interest receivable	13,561	14,421
Interest payable	5,712	7,575

Net interest income	7,849	6,846

Dividend income	58	54
Fees and commissions receivable	5,308	4,735
Fees and commissions payable	(965)	(930)
Dealing profits	1,462	1,426
Other operating income	1,209	1,052

	7,072	6,337
General insurance
- earned premiums	2,383	1,804
- reinsurance	(489)	(429)

Non-interest income	8,966	7,712

Total income	16,815	14,558

Administrative expenses
- staff costs*	4,472	4,059
- premises and equipment*	1,006	873
- other*	2,253	1,903
Depreciation and amortisation
- tangible fixed assets*	895	881
- goodwill	731	651

Operating expenses	9,357	8,367

Profit before other operating charges	7,458	6,191
General insurance
- gross claims	1,693	1,263
- reinsurance	(343)	(315)

Operating profit before provisions	6,108	5,243
Provisions for bad and doubtful debts	1,286	984
Amounts written off fixed asset investments	59	7

Profit on ordinary activities before tax	4,763	4,252

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002 (continued)

	2002 £m	2001 (restated) £m

Profit on ordinary activities before tax	4,763	4,252
Tax on profit on ordinary activities	1,556	1,537

Profit on ordinary activities after tax	3,207	2,715
Minority interests (including non-equity)	133	90

Profit for the financial year	3,074	2,625
Preference dividends	305	358

	2,769	2,267
Additional Value Shares dividend	798	399

Profit attributable to ordinary shareholders	1,971	1,868
Ordinary dividends	1,267	1,085

Retained profit	704	783

Basic earnings per ordinary share (Note 5)	68.4p	67.6p

Adjusted earnings per ordinary share (Note 5)	144.1p	127.9p

Diluted earnings per ordinary share (Note 5)	67.4p	66.3p

* Integration costs included in operating expenses comprised:
	2002 £m	2001 £m

Staff costs	530	598
Premises and equipment	127	64
Other administrative expenses	298	188
Depreciation	2	25

	957	875

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2002

	2002 £m	2001 (restated) £m

Assets
Cash and balances at central banks	3,481	3,093
Items in the course of collection from other banks	2,741	3,288
Treasury bills and other eligible bills	11,459	10,136
Loans and advances to banks	44,296	38,513
Loans and advances to customers	223,324	190,492
Debt securities	67,042	64,040
Equity shares	1,886	1,557
Interests in associated undertakings	94	108
Intangible fixed assets	12,697	13,325
Tangible fixed assets	10,485	8,813
Other assets	21,031	21,550
Prepayments and accrued income	4,353	3,696

	402,889	358,611
Long-term assurance assets attributable to policyholders	9,111	10,248

Total assets	412,000	368,859

Liabilities
Deposits by banks	54,720	40,038
Items in the course of transmission to other banks	1,258	2,109
Customer accounts	219,161	198,995
Debt securities in issue	33,938	30,669
Other liabilities	40,166	37,357
Accruals and deferred income	8,626	7,669
Provisions for liabilities and charges
- deferred taxation	1,834	1,650
- other provisions	330	341
Subordinated liabilities
- dated loan capital	7,602	6,681
- undated loan capital including convertible debt	6,363	5,849
Minority interests
- equity	(11)	5
- non-equity	1,850	580
Shareholders' funds
- equity	23,545	22,287
- non-equity	3,507	4,381

	402,889	358,611
Long-term assurance liabilities attributable to policyholders	9,111	10,248

Total liabilities	412,000	368,859

Memorandum items
Contingent liabilities and commitments	144,180	138,844

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET

Total assets of £412.0 billion at 31 December 2002 were up £43.1 billion, 12%, compared with 31 December 2001 due to business growth.

Treasury bills and other eligible bills increased by £1.3 billion, 13%, to £11.5 billion reflecting liquidity management partially offset by reduced trading activity.

Loans and advances to banks rose £5.8 billion, 15%, to £44.3 billion. Bank placings were up £2.9 billion, 14% to £23.7 billion and reverse repos increased by £2.9 billion, 16%, to £20.6 billion.

Loans and advances to customers were up £32.8 billion, 17%, to £223.3 billion, including reverse repos which increased £10.3 billion to £21.9 billion. Excluding reverse repos, lending increased by £22.5 billion, 13% to £201.4 billion. Growth in customer lending was across all divisions with increases of £11.8 billion in CBFM, £6.3 billion in Retail Banking, £2.6 billion in Retail Direct, £1.4 billion in Ulster Bank and £1.3 billion in Citizens. In US$ terms, customer lending in Citizens was up 20% or US$5.1 billion, including US$0.6 billion arising from the acquisition of Medford.

Debt securities and equity shares increased by £3.3 billion, 5%, to £68.9 billion, principally due to increased holdings in Financial Markets, together with growth in Wealth Management's investment portfolio of investment grade asset-backed securities and Citizens' portfolio of US government securities.

Intangible fixed assets declined by £0.6 billion, 5% to £12.7 billion, primarily because of amortisation. Goodwill arising on acquisitions during the year, £0.4 billion, was largely offset by the effect of exchange rate movements.

All other assets rose by £1.6 billion, 4%, to £42.2 billion. Tangible fixed assets were up £1.7 billion, 19% to £10.5 billion mainly reflecting increased operating lease assets in CBFM. Growth in the mark-to-market value of trading derivatives, up £2.4 billion as a result of increased trading activity, was largely offset by lower settlement balances and other assets.

Long term assurance assets and liabilities attributable to policyholders declined £1.1 billion, 11% to £9.1 billion reflecting the fall in equity markets, partially offset by increased investments.

Deposits by banks increased by £14.7 billion, 37% to £54.7 billion, with repos up £9.7 billion, to £20.1 billion and inter-bank deposits up £5.0 billion, 17% to £34.6 billion.

Customer accounts were up £20.2 billion, 10% at £219.2 billion, including repos up £7.6 billion, 44% to £25.1 billion. Excluding repos, deposits rose £12.6 billion, 7% to £194.1 billion with increases of £5.8 billion in CBFM, £4.9 billion in Retail Banking and £1.6 billion in Citizens. In US$ terms, Citizens grew by US$7.0 billion, 18%, of which US$1.1 billion related to Medford.

Debt securities in issue were up £3.3 billion, 11%, to £33.9 billion primarily to meet the Group's funding requirements.

All other liabilities increased by £3.1 billion, 6% to £52.2 billion. Higher mark-to-market value of trading derivatives, up £3.7 billion, short positions, up £1.8 billion and accruals and deferred income, up £1.0 billion, were partially offset by lower settlement balances.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were up £1.4 billion, 11% to £14.0 billion. The issue of £1.2 billion (US$1,850 million) US$ denominated and £0.1 billion (€230 million) euro denominated dated loan capital and £0.8 billion sterling denominated undated loan capital were partially offset by the £0.2 billion (US$250 million and £40 million) redemption of dated loan capital and the effect of exchange rate movements of £0.5 billion.

Minority interests increased by £1.3 billion to £1.8 billion principally reflecting the issues of €1,250 million and US$750 million trust preferred securities by subsidiaries of the Group.

Shareholders' funds rose £0.4 billion to £27.1 billion principally due to retentions of £0.7 billion and the issue of £0.6 billion of equity shares in respect of scrip dividend and the exercise of share options, partly offset by the redemption of £0.6 billion non-equity preference shares in January 2002 and the adverse effect of exchange rate movements on share premium account, £0.3 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m

Profit attributable to ordinary shareholders	1,971	1,868
Currency translation adjustments and other movements	36	(3)
Revaluation of premises	(33)	72

Total recognised gains and losses in the year	1,974	1,937

Prior year adjustment arising from the implementation of FRS 19	(117)

Total recognised gains and losses since 31 December 2001	1,857

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m

Profit attributable to ordinary shareholders	1,971	1,868
Ordinary dividends	(1,267)	(1,085)

Retained profit for the year	704	783
Issue of ordinary and preference shares	560	2,759
Perpetual regulatory tier one securities	-	835
Redemption of preference shares	(600)	-
Other recognised gains and losses	3	69
Currency translation adjustment on share premium account	(283)	58

Net increase in shareholders' funds as previously reported	384	4,504
Perpetual regulatory tier one securities	-	(835)

Net increase in shareholders' funds as restated	384	3,669

Opening shareholders' funds as previously reported	27,620	23,116
Prior year adjustments arising from the implementation of:
- FRS 19	(117)	(117)
- UITF 33	(835)	-

Opening shareholders' funds as restated	26,668	22,999

Closing shareholders' funds	27,052	26,668

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT
FOR YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 (restated) £m

Net cash inflow from operating activities (note 12)	13,737	7,287

Dividends received from associated undertakings	1	1

Returns on investments and servicing of finance
Preference dividends paid	(317)	(353)
Additional Value Shares dividend paid	(798)	(399)
Dividends paid to minority shareholders in
subsidiary undertakings	(112)	(43)
Interest paid on subordinated liabilities	(674)	(652)

Net cash outflow from returns on investments and
servicing of finance	(1,901)	(1,447)

Taxation
UK tax paid	(833)	(790)
Overseas tax paid	(274)	(419)

Net cash outflow from taxation	(1,107)	(1,209)

Capital expenditure and financial investment
Purchase of investment securities	(32,701)	(27,537)
Sale and maturity of investment securities	26,072	20,578
Purchase of tangible fixed assets	(3,367)	(4,245)
Sale of tangible fixed assets	811	867

Net cash outflow from capital expenditure and
financial investment	(9,185)	(10,337)

Acquisitions and disposals
Purchases of businesses and subsidiary
undertakings (net of cash acquired)	(308)	(1,614)
Investment in associated undertakings	(2)	(47)
Sale of subsidiary and associated
undertakings (net of cash sold)	29	8

Net cash outflow from acquisitions and disposals	(281)	(1,653)

Ordinary equity dividends paid	(729)	(653)

Net cash inflow/(outflow) before financing	535	(8,011)

Financing
Proceeds from issue of ordinary share capital	85	2,131
Proceeds from issue of preference share capital	-	281
Proceeds from issue of trust preferred securities	1,242	-
Redemption of preference share capital	(600)	-
Issue of subordinated liabilities	2,157	2,705
Repayment of subordinated liabilities	(202)	(693)
Increase/(decrease) in minority interests	29	(13)

Net cash inflow from financing	2,711	4,411

Increase/(decrease) in cash	3,246	(3,600)

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies and restatements

Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 49 to 51 of the 2001 Report and Accounts, except as noted below.

The Group has implemented Financial Reporting Standard 19 ‘Deferred Tax’ (“FRS 19”) which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. Prior periods have been restated resulting in a decrease in profit and loss account reserves of £117 million at 31 December 2001; an increase in the deferred tax liability of £194 million and an increase in the deferred tax asset of £77 million as at 31 December 2001. The tax charge for 2001 is unchanged.

Following the issuance of Urgent Issues Task Force Abstract 33 ‘Obligations in capital instruments’ (“UITF 33”) in February 2002, the Group has reclassified its perpetual regulatory tier one securities, issued in August 2001, from non-equity shareholders’ funds to subordinated liabilities and the interest on these securities (£60 million in 2002) is now included in interest payable rather than non-equity dividends. Comparative figures have been restated resulting in an increase in interest payable of £23 million in 2001, a reduction in non-equity shareholders’ funds of £835 million, an increase in undated loan capital of £820 million and an increase in accruals and deferred income of £15 million as at 31 December 2001.

Restatements

Following the transfer of Ulster Bank’s leasing business to Corporate Banking and Financial Markets with effect from 1 January 2002, prior year information for these divisions has been restated. The Group’s results are not affected.

2.	Provisions for bad and doubtful debts

Operating profit is stated after charging provisions for bad and doubtful debts of £1,286 million (2001 — £984 million). The balance sheet provisions for bad and doubtful debts increased in the year to 31 December 2002 from £3,653 million to £3,927 million, and the movements thereon were:

	Specific £m	General £m	2002 Total £m	2001 Total £m

At 1 January	3,039	614	3,653	3,153
Currency translation and other adjustments	(45)	(17)	(62)	17
Acquisition of businesses	23	-	23	254
Amounts written off	(1,036)	-	(1,036)	(835)
Recoveries of amounts previously written off	63	-	63	80
Charge to profit and loss account	1,286	-	1,286	984

At 31 December	3,330	597	3,927	3,653

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

3.	Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	2002 £m	2001 (restated) £m

Tax on profit before goodwill amortisation and
integration costs	1,863	1,798
Tax relief on goodwill amortisation and integration costs	(307)	(261)

	1,556	1,537

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	2002 £m	2001 (restated) £m

Expected tax charge	1,429	1,276
Goodwill amortisation	183	169
Contributions to employee share ownership trust	(40)	(48)
Non-deductible items	179	251
Non-taxable items	(163)	(92)
Capital allowances in excess of depreciation	(340)	(280)
Other	(8)	8

Current tax charge for the year	1,240	1,284
Deferred taxation	316	253

Actual tax charge	1,556	1,537

4.	Pension costs

The Group accounts for pension costs in accordance with SSAP 24 ‘Accounting for pension costs’. The charge to the profit and loss account is based on the latest actuarial valuation of the various pension funds, the most significant of which is The Royal Bank of Scotland Group Pension Fund (‘the Fund’) formed following the merger of The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund. The latest actuarial valuation of the Fund was as at 31 March 2001 and showed a surplus of £1,058 million. Notwithstanding the surplus, the Group has continued to make contributions to the Fund which amounted to £109 million for 2002.

The charge against pre-tax profits for pensions in respect of the Fund for 2002 amounted to £187 million (2001 — £150 million). This includes £77 million in each year for the amortisation of the National Westminster Bank Pension Fund surplus recognised as an asset under FRS 7 ‘Fair Values in Acquisition Accounting’ on the acquisition of NatWest in 2000. The written down value of this asset after tax, at 31 December 2002 was £548 million (31 December 2001 — £602 million).

The Accounting Standards Board has deferred the implementation of FRS 17 ‘Retirement Benefits’ until 2005; the disclosures required by FRS 17 are included in the Group’s 2002 Annual Report and Accounts. Under the FRS 17 basis of valuation, the Fund shows a deficit after tax of £1.2 billion at 31 December 2002. The profit and loss charge for 2002 in respect of the Fund under FRS 17 would have been £81 million lower than that currently charged and consequently reported profits would have been £81 million higher.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Earnings per share

The earnings per share have been calculated based on the following:

	2002 £m	2001 £m

Earnings
Profit attributable to ordinary shareholders	1,971	1,868

	Number of shares – millions
Weighted average number of ordinary shares
In issue during the year	2,881	2,762
Effect of dilutive share options and
convertible non-equity shares	43	55

In issue during the year - diluted	2,924	2,817

Basic earnings per share	68.4p	67.6p
AVS dividend	27.7p	14.5p

	96.1p	82.1p
Goodwill amortisation	24.2p	23.2p
Integration costs	23.8p	22.6p

Adjusted earnings per share	144.1p	127.9p

Diluted earnings per share	67.4p	66.3p

6.	Ordinary dividend

The directors have recommended a final dividend of 31.0p per share on the ordinary shares which, when added to the interim dividend of 12.7p per share, makes a total of 43.7p per share (2001 – 38.0p per share). Subject to approval by shareholders at the annual general meeting, the final dividend will be paid on 6 June 2003 to shareholders registered on 14 March 2003. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

7.	Additional Value Shares

The second dividend of 30.0p per share on the AVS was paid on 2 December 2002, which when added to the first dividend of 15.0p, makes a total of 45.0p per AVS, in accordance with the original schedule. The third and final dividend of 55.0p, if declared by the directors, will be paid on 1 December 2003.

8.	Analysis of repurchase agreements

	2002 £m	2001 £m

Reverse repurchase agreements and stock borrowing
Loans and advances to banks	20,578	17,721
Loans and advances to customers	21,941	11,588

Repurchase agreements and stock lending
Deposits by banks	20,097	10,446
Customer accounts	25,060	17,455

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Contingent liabilities and commitments

	2002 £m	2001 £m

Contingent liabilities
Acceptances and endorsements	2,407	2,814
Guarantees and assets pledged as collateral security	5,200	4,653
Other contingent liabilities	7,981	6,106

	15,588	13,573

Commitments
Documentary credits and other short-term
trade related transactions	655	2,107
Undrawn formal standby facilities, credit lines
and other commitments to lend	127,429	122,826
Other commitments	508	338

	128,592	125,271

Total contingent liabilities and commitments	144,180	138,844

10.	Derivatives

Replacement cost of over-the-counter contracts (trading and non-trading)

The following table shows the gross replacement cost, which is the sum of the fair values, of all over-the-counter contracts with third parties (trading and non-trading) with positive value. This measure makes no allowance for netting arrangements.

	2002 £m	2001 £m

Exchange rate contracts	17,262	12,638
Interest rate contracts	64,460	36,853
Equity and commodity contracts	810	188

	82,532	49,679

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Derivatives (continued)

Derivatives held for trading purposes

The table below shows the notional principal amounts of trading instruments entered into with third parties.

	2002 £bn	2001 £bn

Exchange rate contracts	899.0	788.6
Interest rate contracts	3,922.4	3,658.7
Equity and commodity contracts	23.5	18.6

The table below shows the fair values (which, after netting, are the balance sheet values) of trading instruments entered into with third parties.

	2002 Fair value		2001 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Exchange rate contracts	17,217	18,625	12,586	12,595
Interest rate contracts	64,072	64,420	36,638	36,851
Equity and commodity contracts	733	496	472	475

	82,022	83,541	49,696	49,921
Netting	(68,812)	(68,812)	(38,846)	(38,846)

	13,210	14,729	10,850	11,075

Derivatives held for purposes other than trading

The Group uses derivatives to manage specific interest rate positions relating to assets and liabilities and to hedge foreign currency exposures. The Group establishes non-trading derivative positions with third parties and through intra-company and intra-Group transactions with the Group’s independent trading operations. The table below shows the notional principal amounts of the Group’s non-trading derivatives (third party and internal).

	2002 £bn	2001 £bn

Exchange rate contracts	14.1	13.9
Interest rate contracts	113.7	108.7
Equity and commodity contracts	2.2	0.8

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Analysis of consolidated shareholders' funds

	2002 £m	2001 (restated) £m

Called-up share capital
At beginning of year	893	848
Shares issued during the year	11	45
Preference shares redeemed during the year	(150)	-

At end of year	754	893

Share premium account
At beginning of year	7,465	6,530
Currency translation adjustments	(283)	58
Shares issued during the year	685	870
Preference shares redeemed during the year	(268)	-
Other movements	9	7

At end of year	7,608	7,465

Merger reserve
At beginning of year	12,029	12,604
Shares issued to finance the Mellon Regional
Franchise acquisition	-	2,007
Transfer to profit and loss account	(574)	(2,582)

At end of year	11,455	12,029

Revaluation reserve
At beginning of year	113	40
Revaluation of premises	(33)	72
Transfer from profit and loss account	-	1

At end of year	80	113

Other reserves
At beginning of year	212	191
Redemption of preference shares	150	-
Transfer of increase in value of long-term assurance business	25	17
Other movements	-	4

At end of year	387	212

Profit and loss account
As previously reported	6,073	2,903
Prior year adjustment	(117)	(117)

At beginning of year, as restated	5,956	2,786
Currency translation adjustments and other movements	27	(14)
Retention for the year	704	783
Employee share option payments	(136)	(163)
Redemption of preference shares	(332)	-
Transfer from merger reserve	574	2,582
Transfer of increase in value of long-term assurance business	(25)	(17)
Transfer to revaluation reserve	-	(1)

At end of year	6,768	5,956

Closing shareholders' funds	27,052	26,668

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

12.	Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 (restated) £m

Operating profit	4,763	4,252
(Increase)/decrease in prepayments and accrued income	(657)	486
Interest on subordinated liabilities	659	674
Increase in accruals and deferred income	856	490
Amortisation of and provisions against
investment securities	99	39
Provisions for bad and doubtful debts	1,286	984
Loans and advances written off net of recoveries	(973)	(755)
Profit on sale of tangible fixed assets	(32)	(55)
Profit on sale of subsidiaries and associates	(13)	-
(Loss)/profit from associated undertakings	(2)	6
Profit on sale of investment securities	(85)	(48)
Provisions for liabilities and charges	50	67
Provisions utilised	(57)	(37)
Depreciation and amortisation of tangible
and intangible fixed assets	1,626	1,532
Increase in value of long-term assurance business	(61)	(55)

Net cash inflow from trading activities	7,459	7,580
Decrease/(increase) in items in the course of collection	547	(327)
Increase in treasury and other eligible bills	(1,323)	(6,796)
Increase in loans and advances to banks	(2,756)	(4,785)
Increase in loans and advances to customers	(32,670)	(18,038)
Decrease in securities	1,799	760
Decrease/(increase) in other assets	615	(3,327)
(Decrease)/increase in items in the course
of transmission	(851)	402
Increase in deposits by banks	14,512	4,604
Increase in customer accounts	19,383	11,584
Increase in debt securities in issue	3,269	11,262
Increase in other liabilities	2,597	4,271
Effects of other accruals and other
non-cash movements	1,156	97

Net cash inflow from operating activities	13,737	7,287

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Litigation

Members of the Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the actual, threatened and known potential claims against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

14.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2002 will be filed with the Registrar of Companies following the company’s annual general meeting. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Sections 237(2) or (3) of the Act.

15.	Form 20-F

The Group will be producing a single document which combines its UK Report and Accounts and the Annual Report on Form 20-F. The combined document will be despatched to shareholders and filed with the Securities and Exchange Commission in the US in March 2003.

16.	Recent developments

On 30 January 2003, RBS redeemed the entire issue of the US$200 million Series B and US$400 million Series C non-cumulative preference shares of US$0.01.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by geographical area and type of customer.

	2002 £m	2001 £m

UK
Central and local government	1,521	706
Manufacturing	7,386	7,401
Construction	3,468	3,018
Finance	12,396	8,517
Service industries and business activities	26,022	25,033
Agriculture, forestry and fishing	2,463	2,391
Property	15,939	12,274
Individuals - home mortgages	42,101	36,976
- other	22,255	20,076
Finance leases and instalment credit	11,723	11,258

	145,274	127,650
Overseas residents	23,657	24,164

Total UK offices	168,931	151,814

Overseas
US	41,008	29,230
Rest of the world	17,305	13,093

Total overseas offices	58,313	42,323

Loans and advances to customers - gross	227,244	194,137
Provisions for bad and doubtful debts	(3,920)	(3,645)

Total loans and advances to customers	223,324	190,492

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Cross border outstandings

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £414.4 billion (2001 — £371.6 billion). None of these countries have experienced repayment difficulties which have required refinancing of outstanding debt.

	2002 £m	2001 £m

US	11,658	8,901
Germany	10,464	7,969
Cayman Islands	6,897	5,501
Netherlands	6,318	4,596
France	5,971	4,930
Italy	3,867	1,848
Japan	3,156	2,365
Switzerland	*	3,646

* less than 0.75% of Group total assets (including acceptances).

Selected country exposures

The Group devotes particular attention to exposures to countries that have been adversely affected by global economic pressure. The table below details exposures to countries that are sometimes considered as having a higher credit and foreign exchange risk.

	Bank £m	Non-bank £m	2002 Total £m	Bank £m	Non-bank £m	2001 Total £m

Argentina	30	15	45	39	12	51
Brazil	-	14	14	158	22	180
Mexico	66	91	157	108	62	170
Turkey	25	65	90	38	102	140
Venezuela	-	115	115	-	99	99

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	2002 £m	2001 £m

Loans accounted for on a non-accrual basis (2):
Domestic	3,077	2,829
Foreign	1,098	737

	4,175	3,566

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	363	643
Foreign	129	142

	492	785

Loans not included above which are ‘troubled
debt restructurings’ as defined by the SEC:
Domestic	144	26
Foreign	60	116

	204	142

Total risk elements in lending	4,871	4,493

Closing provisions for bad and doubtful debts
as a % of total risk elements in lending	81%	81%

Risk elements in lending as a % of gross loans
and advances to customers	2.14%	2.31%

Potential problem loans (4)
Domestic	639	801
Foreign	544	279

	1,183	1,080

Notes:
(1)	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

(3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(4)	Loans that are current as to payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts

	2002		2001
	Specific £m	General £m	Specific £m	General £m

Provisions at beginning of year
Domestic	2,123	344	2,034	336
Foreign	916	270	551	232

	3,039	614	2,585	568

Currency translation and other adjustments
Domestic	11	(15)	4	-
Foreign	(56)	(2)	10	3

	(45)	(17)	14	3

Acquisitions of businesses
Domestic	11	-	83	-
Foreign	12	-	138	33

	23	-	221	33

Amounts written-off
Domestic	(743)	-	(645)	-
Foreign	(293)	-	(190)	-

	(1,036)		(835)	-

Recoveries of amounts written-off in previous periods
Domestic	37	-	54	-
Foreign	26	-	26	-

	63	-	80	-

Charged to profit and loss account
Domestic	793	20	593	8
Foreign	493	(20)	381	2

	1,286	-	974	10

Provisions at end of year (2)
Domestic	2,232	349	2,123	344
Foreign	1,098	248	916	270

	3,330	597	3,039	614

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts (continued)

	2002 £m	2001 £m

Gross loans and advances to customers
Domestic	145,274	127,650
Foreign	81,970	66,487

	227,244	194,137

Closing customer provisions as a % of gross
loans and advances to customers (3)
Domestic	1.78%	1.93%
Foreign	1.63%	1.77%
Total	1.73%	1.88%

Customer charge against profit as
a % of gross loans and advances to customers
Domestic	0.56%	0.47%	%
Foreign	0.58%	0.58%
Total	0.57%	0.51%

Notes:

(1)	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	Includes closing provisions against loans and advances to banks of £7 million (2001 -£8 million).

(3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the trading and treasury VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

		Year to 31 December
	At 31 December £m	Maximum £m	Minimum £m	Average £m

Trading
2002	8.4	11.8	5.6	9.1
2001	8.2	15.6	7.7	11.3

Treasury
2002	6.5	6.7	3.5	4.4
2001	4.6	5.9	3.8	4.5

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicted nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

	2002	2001
Capital base (£m)

Ordinary shareholders’ funds and minority interests	11,169	9,318
Preference shares and tax deductible securities	5,986	5,734

Tier 1 capital	17,155	15,052
Tier 2 capital	13,271	11,734
Tier 3 capital	-	172

	30,426	26,958

Less: investments in insurance companies, associated undertakings and other supervisory deductions	(3,146)	(2,698)

	27,280	24,260

Weighted risk assets (£m)
Banking book
- on-balance sheet	193,800	176,000
- off-balance sheet	28,700	22,000
Trading book	11,500	12,500

	234,000	210,500

Risk asset ratio
- tier 1	7.3%	7.1%
- total	11.7%	11.5%

Share price	£14.88	£16.72

Number of shares in issue	2,901m	2,860m

Market capitalisation	£43.2bn	£47.8bn

Net asset value per ordinary share	£8.08	£7.79	*

Employee numbers
Corporate Banking and Financial Markets	18,500	14,400	**
Retail Banking	30,100	30,500
Retail Direct	7,000	6,200
Manufacturing	19,800	20,700
Wealth Management	6,500	7,100
Direct Line Group	10,500	9,200
Ulster Bank**	4,400	4,500	**
Citizens	13,300	11,500
Centre	1,700	1,600

Group total	111,800	105,700
Cumulative effect of acquisitions since January 2001:
- Corporate Banking and Financial Markets	4,100	300
- Retail Direct	200	-
- Direct Line Group	900	700
- Citizens	5,200	3,800

Underlying employee numbers	101,400	100,900

*	Restated to reflect the implementation of FRS 19.
**	Restated to reflect the transfer of Ulster Bank's leasing business to Corporate Banking and Financial Markets.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS

Reconciliation between UK and US GAAP

The following tables summarise the significant adjustments which would result from the application of US generally accepted accounting principles ("US GAAP") instead of UK GAAP.

Consolidated statement of income	2002 £m	2001 £m

Profit attributable to ordinary shareholders – UK GAAP	1,971	1,868
Adjustments in respect of:
Acquisition accounting	-	(113)
Amortisation of goodwill	681	(48)
Property depreciation	(18)	(13)
Property disposals	-	1
Loan fees and costs	(72)	(95)
Pension costs	(58)	242
Long-term assurance business	(37)	(25)
Leasing	(71)	(68)
Derivatives and hedging	770	(125)
Software development costs	283	442
Tax effect on the above adjustments	(261)	(44)
Deferred taxation	(80)	40

Net income available for ordinary shareholders - US GAAP	3,108	2,062

Dividend per ordinary share - paid during the year	39.7p	34.5p

	2002	2001
		(restated)
Consolidated shareholders’ equity	£m	£m

Shareholders' funds - UK GAAP	27,052	26,668
Adjustments in respect of:
Acquisition accounting	418	418
Goodwill	1,541	860
Property revaluation and depreciation	(277)	(292)
Proposed dividend	899	772
Loan fees and costs	(241)	(169)
Pension costs	342	400
Recognition of pension scheme minimum liability	(3,568)	-
Long-term assurance business	(121)	(84)
Leasing	(165)	(94)
Available-for-sale securities	284	272
Derivatives and hedging	535	(112)
Perpetual regulatory tier one securities	751	835
Software development costs	960	677
Tax effect on cumulative UK/US GAAP adjustments	(461)	(200)
Tax effect on other comprehensive income	1,013	(74)
Deferred taxation	(34)	46

Shareholders’ equity – US GAAP	28,928	29,923

As explained on page 32, following the issuance of UITF 33, the Group’s perpetual regulatory tier one securities are classified as subordinated liabilities rather than shareholders' funds under UK GAAP. This change does not affect their classification as shareholders' equity under US GAAP.

Total assets
Total assets under US GAAP, which include acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the effect of adjustments made to net income and shareholders' equity were £431 billion (2001 - £387 billion).

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour' and similar expressions or variations on such expressions and sections such as 'Chairman’s comments', 'Group Chief Executive’s review', 'Financial review - Integration and Outlook' and 'Integration information'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTACTS

Fred Goodwin	Group Chief Executive	020 7427 9760 0131 523 2033

Fred Watt	Group Finance Director	020 7427 9760 0131 523 2028

Alan Waite	Head of Group Corporate Finance	020 7427 9574

27 February 2003

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  5 March 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
By:
Name: H Campbell
Title: Head of Group Secretariat